EXHIBIT (a)(1)(iii)

Dear Member:

We are enclosing a copy of the BlackRock Preferred Partners LLC (the “Fund”) Offer to Purchase dated June 27, 2017 (the “Offer to Purchase”), in which the Fund is offering (the “Offer”) to purchase up to 737,390 of its limited liability company units (the “Units”). The Units subject to the Offer represent approximately 15% of the Fund’s net asset value (“NAV”) as of May 31, 2017 (approximately $7,425,516). For Units (or portions thereof) tendered and accepted for repurchase, members of the Fund (“Members”) will receive and be bound by the terms of a repurchase instrument, as set forth in the Fund’s Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012, included as an exhibit to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed with the SEC on June 8, 2012 and incorporated herein by reference, entitling the Member to be paid an amount equal to the NAV per Unit accepted for repurchase determined as of September 29, 2017 (or a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any applicable early repurchase fee due to the Fund in connection with the Offer, and subject to the terms thereof. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Units that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

BlackRock Holdco 2, Inc. (“BlackRock”), an affiliate of the Fund’s investment adviser, held 485,980.474 Units as of June 1, 2017, representing approximately 9.89% of the Fund’s outstanding Units. BlackRock purchased these Units as a seed capital investment in the Fund. In connection with the Fund’s tender offer that expired on April 27, 2017, BlackRock did not tender any Units. The Fund has been informed that no Director, officer or affiliate of the Fund, including BlackRock, intends to tender any Units pursuant to the Offer.

If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Units for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and the Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Units as to whether or not to tender Units. Each Member is urged to consult his or her broker or tax adviser before deciding whether to tender any Units.

The Units currently are not traded on any established secondary market. The value of your Units will likely change between the time the Fund’s NAV was most recently calculated (May 31, 2017) and the Valuation Date (September 29, 2017). The Fund calculates its NAV as of the close of business on the last business day of each calendar month, within approximately 25 calendar days after the last business day of such month, and at such other times as the Board of Directors may determine. Members desiring to obtain the Fund’s most recently calculated NAV may contact the Fund’s administrator, The Bank of New York Mellon, at 1-888-919-6902.

Requests for additional copies of the Offer to Purchase or the Letter may be directed to BlackRock Preferred Partners LLC, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, MA 01581, or by telephone at 1-888-919-6902.

Should you have any other questions on the enclosed material, please do not hesitate to contact The Bank of New York Mellon, at 1-888-919-6902. We appreciate your continued interest in BlackRock Preferred Partners LLC.

Yours truly,

BlackRock Preferred Partners LLC